February 23, 2015

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) and J.P. Morgan Private Investments Inc. (collectively, “JPMorgan Advisors”) hereby agree to waive fees owed to each JPMorgan Advisor for each Fund listed on Schedule A through October 31, 2015. The JPMorgan Advisors will each waive the fees owed to them under their respective agreements for the Fund as indicated on Schedule A.

In addition, effective with the commencement of operations of each Fund’s wholly-owned subsidiary (a “Subsidiary”), JPMIM agrees to waive the advisory fee it would be owed under each Fund’s advisory agreement in the amount equal to the advisory fee that JPMIM is paid by each Fund’s Subsidiary. This waiver will continue as long as a Fund invests in its Subsidiary and can only be terminated with the approval of the Board of Trustees of JPMorgan Trust I.

The JPMorgan Advisors understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:

J.P. Morgan Private Investments Inc.

By:

Accepted by: JPMorgan Trust I

By:

JPMorgan Access Funds Fee Waiver Agreement

SCHEDULE A

	J.P. Morgan Investment Management Inc.	J.P. Morgan Private Investments Inc.
JPMorgan Access Balanced Fund[1]	0.25%	0.25%
JPMorgan Access Growth Fund[1]	0.25%	0.25%

[1]	Fee waiver is in place until at least 2/29/16.